Strategic Partners Mutual Funds, Inc.
For the period ended 10/31/05
File Number 811-0805

SUB-ITEM 77D
Policies With Respect to Security Investment


Strategic Partners Mutual Funds, Inc.

Supplement dated May 5, 2005
To the
Prospectus Dated March 1, 2005


New Portfolio Manager for Strategic Partners
Health Sciences
Fund





Effective as of April 29, 2005, Derek M. Taner and Sunaina
A. Murthy joined the Fund's portfolio management team. The following replaces the fourth to seventh paragraphs of the prospectus under the section entitled "Management of the Funds - The Subadvisors":

The portfolio managers responsible for the day-to-day management of the Fund are Michael Yellen, Kirk L. Anderson, Bryan A. Unterhalter, Derek M. Taner and Sunaina A. Murthy.

Mr. Michael Yellen (lead manager), Senior Portfolio Manager, has been responsible for the Fund since 2004 and has been associated with AIM and/or its affiliates since 1994. As the lead manager Mr. Yellen generally has final authority over all aspects of the Fund's investments, construction techniques, risk assessment, and the degree to which Mr. Yellen may perform these functions, and the nature of these functions, may change from time to time.

Mr. Kirk Anderson, portfolio manager, has been associated with AIM and/or its affiliates since 1994 where he was employed in the fund services area. He then moved to portfolio administration in 1995, became an analyst in 1997, and a portfolio manager in 2003. Mr. Anderson earned a B.A. in political science from Texas A&M University, and a M.S. in finance from the University of Houston.

Mr. Bryan Unterhalter, portfolio manager, has been associated with AIM and/or its affiliates since 1997. In 1997, he was a domestic equity trader and later became an analyst on AIM's International (Europe/Canada) investment management team in 1998. He was promoted to portfolio manager in 2003. Mr. Unterhalter began his investment career in 1995 as an equity trader with First Interstate Bank. A native of Johannesburg, South Africa, Mr. Unterhalter received a B.A. from The University of Texas at Austin and an M.B.A. from the University of St. Thomas.

Derek M. Taner, portfolio manager, who has been responsible for the Fund since 2005 and has been associated with the advisor and/or its affiliates since 2005. From 2000 to 2005, he was a portfolio manager and analyst for Franklin Advisers, Inc.

Sunaina A. Murthy, Senior Analyst, who has been responsible for the fund since 2005 and has been associated with the advisor and/or its affiliates since 2001 (except for July, 2004 to October, 2004 when she served as a senior analyst for Caxton Associates). From 1999 to 2001, she was an analyst for Burrill & Company.


New Portfolio Manager for Strategic Partners Growth with
Income Fund



Effective as of May 31, 2005, John D. Laupheimer will retire as a portfolio manager of the Fund. The following replaces the third paragraph on page 141 of the prospectus under the section entitled "Management of the Funds - The Subadvisors":

The Fund is managed by a team of portfolio managers composed of John D. Laupheimer, T. Kevin Beatty and Nicole M. Zatlyn. Mr. Laupheimer, who is retiring as a portfolio manager of the Fund as of May 31, 2005, is a Senior Vice President of MFS, and has been employed by MFS in the investment management area since 1981. Mr. Beatty, a Vice President of MFS, has been a portfolio manager of the Fund since 2004 and has been employed by MFS in the investment management area since 2002. Prior to joining MFS, Mr. Beatty was an Equity Analyst and Sector Head at State Street Research Management Co., where he was employed form 1999 to 2002. Ms. Zatlyn, a Vice President of MFS, has been employed in the investment management area of MFS since 2001. Prior to joining MFS, Ms. Zatlyn was an Investment Analyst at Bowman Capital Management, where she was employed from 1999 to 2001.

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